Exhibit 3.4

DESCRIPTION OF SECURITIES

Common Stock

               Our authorized share capital consists of 75,000,000 shares of common stock, $0.0001 par value per share. As of March 15, 2021, there are 14,685,932 shares of common stock issued and outstanding. We are a Delaware corporation and our affairs are governed by our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. The following are summaries of material provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws insofar as they relate to the material terms of our common stock. Complete copies of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are filed as exhibits to our Annual Report on Form 10-K.

              All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, all stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. Subject to the prior rights of creditors of Akerna and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of Akerna, in the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative, preemptive rights, or subscription rights. Our board of directors are divided into three classes: Class I; Class II; and Class III. The directors in Class I have a term expiring at the 2022 annual meeting of stockholders, the directors in Class II have a term expiring at the 2020 annual meeting of stockholders, and the directors in Class III have a term expiring at the 2021 annual meeting of stockholders.

              Our Amended and Restated Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These provisions:

·        create a staggered Board of Directors making it more difficult for stockholders to remove a majority of the Board of Directors and take control;

·       grant the Board of Directors the ability to designate the terms of and issue new series of preferred shares, which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of the common stock;

·       impose limitations on our stockholders’ ability to call special stockholder meetings;

·       make it more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Warrants

               As of March 15, 2021, there are 5,813,804 common stock purchase warrants issued and outstanding (the “Warrants”). Each Warrant entitles the registered holder to purchase one share of common stock of the Company (a “Warrant Share”) at a price of $11.50 per Warrant Share, subject to adjustment as discussed below. No Warrants will be exercisable for cash unless we have an effective and current registration statement covering the Warrant Shares issuable upon exercise of the Warrants and a current prospectus relating to such Warrant Shares. If a registration statement covering the Warrant Shares issuable upon exercise of the Warrants is not effective, Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of Warrant Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Warrant Shares for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on June 17, 2024, or earlier upon redemption or liquidation.

              The exercise price and number of Warrant Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation.

              Akerna may call the Warrants for redemption, subject to certain exceptions, in whole and not in part, at a price of $0.01 per warrant, at any time during the exercise period, upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and if, and only if, there is a current registration statement in effect with respect to the Warrant Shares underlying such warrants. The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such Warrant.

              The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive Warrant Shares.

               No fractional Warrant Shares will be issued upon exercise of the Warrants. If, by reason of any adjustment made pursuant to the warrant agreement, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a Warrant Share, Akerna will, upon exercise, round up to the nearest whole number the number of Warrant Shares to be issued to the Warrant holder.

               The Warrants are issued in registered form under the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Akerna. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.